Exhibit 99.1

Vermilion Energy Inc. Announces 2013 Year-End Summary Reserves and Resource Information

CALGARY, March 3, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce summary 2013 year-end reserves and resource information.  The estimates of reserves and resources and other oil and gas information contained in this news release has been estimated by GLJ Petroleum Consultants Ltd. ("GLJ") and prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGEH"). For additional information about Vermilion, including Vermilion's statement of reserves data and other information in Form 51-101F1, report on reserves data by independent qualified reserves evaluator or auditor in Form 51-101F2 and report of management and directors on oil and gas disclosure in Form 51-101F3, please review the Company's Annual Information Form for the year ended December 31, 2013, to be filed and available on SEDAR at www.sedar.com and on the SEC's EDGAR system at www.sec.gov.

HIGHLIGHTS

•	Total proved ("1P") reserves increased 23% to 129.0 mmboe, while total proved plus probable ("2P") reserves increased 20% to 198.6 mmboe.
•	In 2013, we added 48.7 mmboe of 2P reserves with 46.3 mmboe (95%) of 2P reserves additions coming from exploration and development ("E&D") activities and 2.4 mmboe (5%) of 2P reserves additions through acquisitions.
•	At the 2P level, we replaced 309% of 2013 production through E&D activities (excluding acquisitions). Excluding Corrib-related expenditures and reserves additions, Vermilion reinvested 68% of fund flows from operations(1) to achieve a finding and development ("F&D") cost of $16.48/boe for E&D related 2P reserves additions (including future development costs "FDC") and a recycle ratio of 3.7 times. Including Corrib-related development expenditures and reserves additions, Vermilion reinvested 81% of fund flows from operations to achieve an F&D cost of $16.59/boe for E&D related 2P reserves additions (including FDC costs) and a recycle ratio of 3.6 times.
•	At the 2P level, we replaced 325% of 2013 production through all activities (including both E&D activities and acquisitions), at a finding, development and acquisition ("FD&A") cost of $17.02/boe (including future development costs) and a recycle ratio of 3.6 times. Our 2P FD&A cost for 2013 represents a 27% reduction from our FD&A cost in 2012.

•	The GLJ 2013 Resources Assessment (as defined below) estimated contingent resources of 74.4 mmboe (low estimate) to 351.7 mmboe (high estimate), with a best estimate of 233.5 mmboe, and prospective resources of 59.4 mmboe (low estimate) to 818.8 mmboe (high estimate), with a best estimate of 498.7 mmboe.
•	At year-end 2013, 2P reserves were comprised of 36% Brent-based light crude, 16% Canadian-based light crude, 7% natural gas liquids, 20% European natural gas and 21% Canadian natural gas.
•	Reserve life index increased to 13.3 years for 2P reserves and 8.6 years for 1P reserves based on year-end 2013 reserves and annualized fourth quarter 2013 production of 40,960 boe/d, as compared to 12.5 years for 2P reserves and 8.0 years for 1P reserves at year-end 2012.
•	Based on a successful six-well program in 2013, an additional 40 (28.4 net) undeveloped wells were added at the 2P level in the Mannville liquids-rich gas play in Alberta, with average reserves of 650 mboe/well.
•	A successful five-well infill and extension drilling program in the Champotran field in the Paris Basin in France added 5.5 mmbbl of 2P reserves.
•	The continued strong performance of our existing wells in combination with the results of our successful 2013 two-well drilling program resulted in the addition of 4.7 mmbbl of 2P reserves in Australia in 2013.
(1)	Additional GAAP Financial Measure. Please see the "Advisories" section of this 2013 Year-end Summary Reserves and Resource Information news release.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; estimated reserve quantities and the discounted present value of future net cash flows from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; estimated contingent resources and prospective resources; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; the timing of regulatory proceedings and approvals; and the timing of first commercial natural gas and the estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements and information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial strength and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.  The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.  Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Abbreviations

Oil and Natural Gas Liquids
bbl	Barrel
Mbbl	thousand barrels
MMbbl	million barrels
bbl/d	barrels per day
NGLs	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
Other
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale.
Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil.
boe	barrel of oil equivalent
M$	thousand dollars
MM$	million dollars
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

RESERVES, FUTURE NET REVENUE AND OTHER OIL AND GAS INFORMATION

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ, independent petroleum engineering consultants in Calgary in a report dated February 4, 2014 with an effective date of December 31, 2013 (the "GLJ 2013 Reserves Evaluation").  The GLJ 2013 Reserves Evaluation was prepared in accordance with National Instrument 51-101 and COGEH.

Reserves and other oil and gas information in this news release is effective December 31, 2013 unless otherwise stated.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations.  Future net production revenues estimated by the GLJ 2013 Reserves Evaluation do not represent the fair market value of the reserves.  Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ 2013 Reserves Evaluation.  There is no assurance that the future price and cost assumptions used in the GLJ 2013 Reserves Evaluation will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Ireland and the Netherlands are established using deterministic methodology.  Total proved reserves are established at the 90 percent probability (P90) level.  There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves.  Total proved plus probable reserves are established at the 50 percent probability (P50) level.  There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

Estimates of reserves have been made assuming that development of each property, in respect of which estimates have been made, will occur without regard to the availability of funding required for that development.

With respect to finding and development costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Pricing used in the forecast price estimates is set forth in the table below and referenced in the notes to subsequent tables.

Table 1: Forecast Prices used in Estimates (1)

					Natural Gas	Natural Gas	Natural Gas	Inflation	Exchange	Exchange
	Light and Medium Crude Oil			Crude Oil	Canada	France/Netherlands	Liquids	Rate	Rate	Rate
	WTI	Edmonton	Cromer	Brent Blend		National
	Cushing	Par Price	Medium	FOB	AECO	Balancing	FOB
	Oklahoma	40˚ API	29.3˚ API	North Sea	Gas Price	Point	Field Gate	Percent
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/MMBtu)	(UK)	($Cdn/bbl)	Per Year	($US/$Cdn)	(EUR/$Cdn)
2013	97.88	93.33	88.05	108.76	3.24	10.83	68.65	1.0	1.000	1.369
Forecast
2014	97.50	92.76	86.27	107.50	4.03	11.32	66.66	2.0	0.950	1.420
2015	97.50	97.37	90.55	107.50	4.26	11.32	69.12	2.0	0.950	1.420
2016	97.50	100.00	93.00	105.00	4.50	11.05	70.45	2.0	0.950	1.420
2017	97.50	100.00	93.00	102.50	4.74	10.79	69.83	2.0	0.950	1.420
2018	97.50	100.00	93.00	102.50	4.97	10.79	69.19	2.0	0.950	1.420
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.950	1.420

Note:
(1)	The pricing assumptions used in the GLJ 2013 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

All forecast prices in the table above are provided by GLJ.  For 2013, the price of Vermilion's natural gas in the Netherlands was based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. GasTerra, a state owned entity purchases all natural gas produced by Vermilion in the Netherlands.  Prior to 2013, the natural gas price received by Vermilion in the Netherlands was calculated using a formula based on the trailing average of Dated Brent and natural gas prices from European trading hubs.  France natural gas production was benchmarked to National Balancing Point (UK).  The benchmark price for Australia and France crude oil was Dated Brent. The benchmark price for Canadian crude oil was Edmonton Par and Canadian natural gas was priced against AECO.  For the year ended December 31, 2013, the average realized sales prices before hedging were $119.38 per bbl (Australia), $10.61 per Mcf (Netherlands), $108.55 per bbl (France) for Brent-based crude oil, $89.78 per bbl for Canadian-based crude oil and NGLs and $3.40 per Mcf for Canadian natural gas.

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2013:

Table 2: Capital Costs Incurred

	Acquisition Costs
	Proved	Unproved	Exploration	Development	Total
(M$)	Properties (1)	Properties	Costs (1)	Costs	Costs
Australia	-	-	-	77,931	77,931
Canada	-	-	19,079	235,086	254,165
France	-	-	3,899	96,479	100,378
Ireland	-	-	-	90,898	90,898
Netherlands	24,124	-	-	28,543	52,667
Total	24,124	-	22,978	528,937	576,039

Note:
(1) Includes costs of acquiring undeveloped properties.

The following table sets forth the reserve life index based on total proved and proved plus probable reserve and fourth quarter 2013 production of 40,960 boe/d.

Table 3: Reserve Life Index

Commodity	Production	Reserve Life Index (years)
	Fourth Quarter 2013	Total Proved	Proved Plus Probable
Oil and natural gas liquids (bbl/d)	27,800	7.6	11.6
Natural gas (mmcf/d)	78.96	10.7	16.9
Oil Equivalent (boe/d)	40,960	8.6	13.3

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs.  For Canada, the tables following include Alberta gas cost allowance.

The following tables may not total due to rounding.

Table 4: Oil and Gas Reserves - Based on Forecast Prices and Costs (1)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		BOE	BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Producing (3) (5) (6)
Australia	12,824	12,824	-	-	-	-	-	-	12,824	12,824
Canada	11,394	9,323	13	12	64,246	58,142	2,804	1,920	24,919	20,945
France	30,895	28,741	-	-	7,561	7,554	-	-	32,155	30,000
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	22,794	22,794	44	44	3,843	3,843
Total Proved Developed Producing	55,113	50,888	13	12	94,601	88,490	2,848	1,964	73,741	67,612
Proved Developed Non-Producing (3) (5) (7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	459	392	-	-	16,330	14,633	629	408	3,810	3,239
France	686	635	-	-	3,470	3,457	-	-	1,264	1,211
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	13,956	13,956	17	17	2,343	2,343
Total Proved Developed Non-Producing	1,145	1,027	-	-	33,756	32,046	646	425	7,417	6,793
Proved Undeveloped (3) (8)
Australia	1,200	1,200	-	-	-	-	-	-	1,200	1,200
Canada	8,997	7,768	-	-	74,385	68,950	4,734	3,671	26,129	22,931
France	2,810	2,665	-	-	-	-	-	-	2,810	2,665
Ireland	-	-	-	-	105,931	105,931	-	-	17,655	17,655
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	13,007	11,633	-	-	180,316	174,881	4,734	3,671	47,794	44,451
Proved (3)
Australia	14,024	14,024	-	-	-	-	-	-	14,024	14,024
Canada	20,850	17,483	13	12	154,961	141,725	8,167	5,999	54,857	47,115
France	34,391	32,041	-	-	11,031	11,011	-	-	36,230	33,876
Ireland	-	-	-	-	105,931	105,931	-	-	17,655	17,655
Netherlands	-	-	-	-	36,750	36,750	61	61	6,186	6,186
Total Proved	69,265	63,548	13	12	308,673	295,417	8,228	6,060	128,952	118,856
Probable (4)
Australia	5,439	5,439	-	-	-	-	-	-	5,439	5,439
Canada	10,450	8,645	3	3	90,663	81,662	5,685	3,942	31,249	26,200
France	18,394	17,178	-	-	3,269	3,266	-	-	18,939	17,722
Ireland	-	-	-	-	38,707	38,707	-	-	6,451	6,451
Netherlands	-	-	-	-	44,592	44,592	99	99	7,531	7,531
Total Probable	34,283	31,262	3	3	177,231	168,227	5,784	4,041	69,609	63,344
Proved Plus Probable (3) (4)
Australia	19,463	19,463	-	-	-	-	-	-	19,463	19,463
Canada	31,300	26,128	16	15	245,624	223,387	13,852	9,941	86,105	73,315
France	52,785	49,219	-	-	14,300	14,277	-	-	55,168	51,599
Ireland	-	-	-		144,638	144,638	-	-	24,107	24,106
Netherlands	-	-	-	-	81,342	81,342	160	160	13,717	13,717
Total Proved Plus Probable	103,548	94,810	16	15	485,904	463,644	14,012	10,101	198,560	182,200

Notes:
(1)	The pricing assumptions used in the GLJ 2013 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See "Forecast Prices used in Estimates". The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Table 5: Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	652,521	585,705	531,671	487,436	450,743	441,525	389,286	347,679	314,159	286,801
Canada	917,542	732,428	611,019	526,184	463,924	917,542	732,428	611,019	526,184	463,924
France	1,922,512	1,441,270	1,169,507	995,695	874,106	1,515,215	1,143,202	924,201	781,406	680,775
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	171,171	166,503	160,726	154,867	149,274	127,777	124,483	119,963	115,260	110,734
Total Proved Developed Producing	3,663,746	2,925,906	2,472,923	2,164,182	1,938,047	3,002,059	2,389,399	2,002,862	1,737,009	1,542,234
Proved Developed Non-Producing (2) (4) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	70,195	55,001	45,425	38,749	33,807	70,195	55,001	45,425	38,749	33,807
France	58,478	44,933	36,291	30,396	26,117	37,859	28,837	22,976	18,988	16,109
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	58,744	42,746	32,922	26,583	22,305	48,215	32,962	23,789	18,026	14,260
Total Proved Developed Non-Producing	187,417	142,680	114,638	95,728	82,229	156,269	116,800	92,190	75,763	64,176
Proved Undeveloped (2) (7)
Australia	60,146	46,820	36,877	29,331	23,516	27,883	19,651	13,726	9,397	6,192
Canada	746,436	530,852	394,101	302,160	237,346	448,077	321,004	240,489	185,988	147,108
France	186,477	149,805	119,575	96,365	78,740	124,123	93,815	71,553	55,102	42,883
Ireland	716,287	559,569	435,502	341,954	271,427	716,287	559,569	435,502	341,954	271,427
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	1,709,346	1,287,046	986,055	769,810	611,029	1,316,370	994,039	761,270	592,441	467,610
Proved (2)
Australia	712,667	632,525	568,548	516,767	474,259	469,408	408,937	361,405	323,556	292,993
Canada	1,734,173	1,318,281	1,050,545	867,093	735,077	1,435,814	1,108,433	896,933	750,921	644,839
France	2,167,467	1,636,008	1,325,373	1,122,456	978,963	1,677,197	1,265,854	1,018,730	855,496	739,767
Ireland	716,287	559,569	435,502	341,954	271,427	716,287	559,569	435,502	341,954	271,427
Netherlands	229,915	209,249	193,648	181,450	171,579	175,992	157,445	143,752	133,286	124,994
Total Proved	5,560,509	4,355,632	3,573,616	3,029,720	2,631,305	4,474,698	3,500,238	2,856,322	2,405,213	2,074,020
Probable (3)
Australia	342,887	268,934	216,210	177,749	149,013	191,359	143,212	109,895	86,417	69,505
Canada	1,066,302	679,218	473,035	351,453	273,764	805,234	505,288	346,615	253,689	194,789
France	1,328,916	752,046	490,337	346,386	257,336	867,907	479,851	302,221	204,717	144,824
Ireland	413,592	250,341	164,931	116,333	86,526	413,592	250,341	164,931	116,333	86,526
Netherlands	379,491	280,351	220,037	180,195	152,184	281,161	204,108	156,473	124,925	102,879
Total Probable	3,531,188	2,230,890	1,564,550	1,172,116	918,823	2,559,253	1,582,800	1,080,135	786,081	598,523
Proved Plus Probable (2) (3)
Australia	1,055,554	901,459	784,758	694,516	623,272	660,767	552,149	471,300	409,973	362,498
Canada	2,800,475	1,997,499	1,523,580	1,218,546	1,008,841	2,241,048	1,613,721	1,243,548	1,004,610	839,628
France	3,496,383	2,388,054	1,815,710	1,468,842	1,236,299	2,545,104	1,745,705	1,320,951	1,060,213	884,591
Ireland	1,129,879	809,910	600,433	458,287	357,953	1,129,879	809,910	600,433	458,287	357,953
Netherlands	609,406	489,600	413,685	361,645	323,763	457,153	361,553	300,225	258,211	227,873
Total Proved Plus Probable	9,091,697	6,586,522	5,138,166	4,201,836	3,550,128	7,033,951	5,083,038	3,936,457	3,191,294	2,672,543

Notes:
(1)	The pricing assumptions used in the GLJ 2013 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See "Forecast Prices used in Estimates". The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Table 6: Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs (1)

						Future Net		Future Net
				Capital	Abandonment and	Revenue		Revenue
			Operating	Development	Reclamation	Before	Future	After
(M$)	Revenue	Royalties	Costs	Costs	Costs	Income Taxes	Income Taxes	Income Taxes
Proved (2)
Australia	1,646,523	-	694,410	201,855	37,591	712,667	243,259	469,408
Canada	3,566,032	523,536	823,146	444,584	40,594	1,734,172	298,358	1,435,814
France	3,825,846	255,263	1,070,681	149,246	183,193	2,167,463	490,266	1,677,197
Ireland	1,186,463	-	217,845	184,480	67,851	716,287	-	716,287
Netherlands	447,859	-	136,074	40,558	41,311	229,916	53,924	175,992
Total Proved	10,672,723	778,799	2,942,156	1,020,723	370,540	5,560,505	1,085,807	4,474,698
Proved Plus Probable (2) (3)
Australia	2,312,683	-	970,836	243,471	42,822	1,055,554	394,787	660,767
Canada	5,666,550	874,308	1,256,300	685,624	49,843	2,800,475	559,427	2,241,048
France	5,992,965	398,363	1,522,445	346,678	229,097	3,496,382	951,278	2,545,104
Ireland	1,676,002	-	293,792	184,480	67,851	1,129,879	-	1,129,879
Netherlands	1,004,424	-	257,731	85,689	51,599	609,405	152,252	457,153
Total Proved Plus Probable	16,652,624	1,272,671	4,301,104	1,545,942	441,212	9,091,695	2,057,744	7,033,951

Notes:
(1)	The pricing assumptions used in the GLJ 2013 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See "Forecast Prices used in Estimates". The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Table 7: Future Net Revenue by Production Group Based on Forecast Prices and Costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value
Proved Developed Producing	(M$)	($/boe)
Light and medium oil (3)	2,142,591	39.70
Natural gas (4)	328,991	26.45
Non-conventional oil and gas activities	1,341	1.11
Total Proved Developed Producing	2,472,923	36.57
Proved Developed Non-Producing
Light and medium oil (3)	32,403	28.38
Natural gas (4)	80,346	15.83
Non-conventional oil and gas activities	1,889	3.29
Total Proved Developed Non-Producing	114,638	16.88
Proved Undeveloped
Light and medium oil (3)	457,303	30.83
Natural gas (4)	524,088	18.93
Non-conventional oil and gas activities	4,664	2.42
Total Proved Undeveloped	986,055	22.18
Proved
Light and medium oil (3)	2,632,297	37.64
Natural gas (4)	933,425	20.64
Non-conventional oil and gas activities	7,894	2.12
Total Proved	3,573,616	30.07
Probable
Light and medium oil (3)	1,009,856	29.05
Natural gas (4)	547,769	20.29
Non-conventional oil and gas activities	6,925	4.38
Total Probable	1,564,550	24.70
Proved Plus Probable
Light and medium oil (3)	3,642,153	34.79
Natural gas (4)	1,481,194	20.51
Non-conventional oil and gas activities	14,819	2.80
Total Proved Plus Probable	5,138,166	28.20

Notes:
(1)	The pricing assumptions used in the GLJ 2013 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See "Forecast Prices used in Estimates". The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves. Net present values of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's gross light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2013 compared to such reserves as at December 31, 2012 based on the forecast price and cost assumptions set forth in note 3.

Table 8: Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

AUSTRALIA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2012	10,327	6,816	17,143	10,327	6,816	17,143	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,300	(650)	2,650	3,300	(650)	2,650	-	-	-	-	-	-
Technical Revisions	2,763	(727)	2,036	2,763	(727)	2,036	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,366)	-	(2,366)	(2,366)	-	(2,366)	-	-	-	-	-	-
At December 31, 2013	14,024	5,439	19,463	14,024	5,439	19,463	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2012	-	-	-	-	-	-	-	-	-	10,327	6,816	17,143
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	3,300	(650)	2,650
Technical Revisions	-	-	-	-	-	-	-	-	-	2,763	(727)	2,036
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(2,366)	-	(2,366)
At December 31, 2013	-	-	-	-	-	-	-	-	-	14,024	5,439	19,463

CANADA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2012	18,132	14,102	32,234	18,115	14,099	32,214	17	3	20	3,565	2,026	5,591
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,056	1,487	2,543	1,056	1,487	2,543	-	-	-	3,839	3,256	7,095
Technical Revisions	4,736	(5,136)	(400)	4,736	(5,136)	(400)	-	-	-	1,371	403	1,774
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(3,061)	-	(3,061)	(3,057)	-	(3,057)	(4)	-	(4)	(608)	-	(608)
At December 31, 2013	20,863	10,453	31,316	20,850	10,450	31,300	13	3	16	8,167	5,685	13,852

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2012	114,014	65,654	179,668	91,978	53,713	145,691	22,036	11,941	33,977	40,700	27,070	67,770
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	41,210	35,959	77,169	41,210	35,959	77,169	-	-	-	11,763	10,736	22,500
Technical Revisions	15,209	(10,950)	4,259	11,942	(9,136)	2,806	3,267	(1,814)	1,453	8,641	(6,558)	2,083
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(15,472)	-	(15,472)	(14,072)	-	(14,072)	(1,400)	-	(1,400)	(6,248)	-	(6,248)
At December 31, 2013	154,961	90,663	245,624	131,058	80,536	211,594	23,903	10,127	34,030	54,857	31,249	86,105

FRANCE	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2012	32,516	14,263	46,779	32,516	14,263	46,779	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,194	3,910	7,104	3,194	3,910	7,104	-	-	-	-	-	-
Technical Revisions	2,650	221	2,871	2,650	221	2,871	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(3,969)	-	(3,969)	(3,969)	-	(3,969)	-	-	-	-	-	-
At December 31, 2013	34,391	18,394	52,785	34,391	18,394	52,785	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2012	1,377	24	1,401	1,377	24	1,401	-	-	-	32,746	14,266	47,012
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,470	1,290	4,760	3,470	1,290	4,760	-	-	-	3,772	4,125	7,897
Technical Revisions	7,425	1,955	9,380	7,425	1,955	9,380	-	-	-	3,888	548	4,435
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(1,241)	-	(1,241)	(1,241)	-	(1,241)	-	-	-	(4,176)	-	(4,176)
At December 31, 2013	11,031	3,269	14,300	11,031	3,269	14,300	-	-	-	36,230	18,939	55,168

IRELAND	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2012	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2012	91,954	35,079	127,033	91,954	35,079	127,033	-	-	-	15,326	5,846	21,172
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	3,578	929	4,507	3,578	929	4,507	-	-	-	596	155	751
Technical Revisions	10,399	2,699	13,098	10,399	2,699	13,098	-	-	-	1,733	450	2,183
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2013	105,931	38,707	144,638	105,931	38,707	144,638	-	-	-	17,655	6,451	24,106

NETHERLANDS	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2012	-	-	-	-	-	-	-	-	-	62	61	123
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	6	3	9
Technical Revisions	-	-	-	-	-	-	-	-	-	7	(20)	(13)
Acquisitions	-	-	-	-	-	-	-	-	-	9	55	64
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(23)	-	(23)
At December 31, 2013	-	-	-	-	-	-	-	-	-	61	99	160

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2012	36,606	33,277	69,883	36,606	33,277	69,883	-	-	-	6,163	5,607	11,770
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,445	2,799	4,244	1,445	2,799	4,244	-	-	-	247	470	716
Technical Revisions	7,906	(1,602)	6,304	7,906	(1,602)	6,304	-	-	-	1,325	(287)	1,038
Acquisitions	3,721	10,118	13,839	3,721	10,118	13,839	-	-	-	629	1,741	2,371
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(12,928)	-	(12,928)	(12,928)	-	(12,928)	-	-	-	(2,178)	-	(2,178)
At December 31, 2013	36,750	44,592	81,342	36,750	44,592	81,342	-	-	-	6,186	7,531	13,717

TOTAL COMPANY	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2012	60,975	35,181	96,156	60,958	35,178	96,136	17	3	20	3,627	2,086	5,714
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	7,550	4,747	12,297	7,550	4,747	12,297	-	-	-	3,845	3,259	7,104
Technical Revisions	10,149	(5,642)	4,507	10,149	(5,642)	4,507	-	-	-	1,378	383	1,761
Acquisitions	-	-	-	-	-	-	-	-	-	9	56	64
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(9,396)	-	(9,396)	(9,392)	-	(9,392)	(4)	-	(4)	(631)	-	(631)
At December 31, 2013	69,278	34,286	103,564	69,265	34,283	103,548	13	3	16	8,228	5,784	14,012

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2012	243,951	134,034	377,985	221,915	122,093	344,008	22,036	11,941	33,977	105,262	59,605	164,867
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	49,703	40,977	90,680	49,703	40,977	90,680	-	-	-	19,679	14,836	34,514
Technical Revisions	40,939	(7,898)	33,041	37,672	(6,084)	31,588	3,267	(1,814)	1,453	18,350	(6,574)	11,775
Acquisitions	3,721	10,118	13,839	3,721	10,118	13,839	-	-	-	629	1,742	2,371
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(29,641)	-	(29,641)	(28,241)	-	(28,241)	(1,400)	-	(1,400)	(14,967)	-	(14,967)
At December 31, 2013	308,673	177,231	485,904	284,770	167,104	451,874	23,903	10,127	34,030	128,952	69,609	198,560

Notes:
(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the GLJ 2013 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See "Forecast Prices used in Estimates". The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs).

Table 9: Future Development Costs (1)

	Total Proved	Total Proved Plus Probable
(M$)	Estimated Using Forecast Prices and Costs	Estimated Using Forecast Prices and Costs
Australia
2014	22,500	22,500
2015	68,646	110,262
2016	2,913	2,913
2017	40,963	40,963
2018	64,405	64,405
Remainder	2,428	2,428
Total for all years undiscounted	201,855	243,471
Canada
2014	188,687	196,593
2015	179,314	250,776
2016	55,508	156,334
2017	5,636	65,039
2018	541	541
Remainder	14,899	16,341
Total for all years undiscounted	444,585	685,624
France
2014	38,884	77,422
2015	44,609	126,820
2016	22,923	54,801
2017	7,861	46,171
2018	9,272	15,767
Remainder	25,699	25,697
Total for all years undiscounted	149,248	346,678
Ireland
2014	107,703	107,703
2015	50,832	50,832
2016	3,288	3,288
2017	-	-
2018	-	-
Remainder	22,657	22,657
Total for all years undiscounted	184,480	184,480
Netherlands
2014	1,245	9,236
2015	2,818	5,586
2016	416	2,757
2017	29,072	45,187
2018	433	16,350
Remainder	6,574	6,573
Total for all years undiscounted	40,558	85,689
Total Company
2014	359,020	413,454
2015	346,219	544,277
2016	85,046	220,093
2017	83,532	197,361
2018	74,653	97,064
Remainder	72,253	73,693
Total for all years undiscounted	1,020,723	1,545,942

Note:
(1)	The pricing assumptions used in the GLJ 2013 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See "Forecast Prices used in Estimates". The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from the existing credit facility, equity or debt financing.  It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion's reserves or future net revenue.

CONTINGENT AND PROSPECTIVE RESOURCES

Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2013 (the "GLJ 2013 Resources Assessment").  All contingent and prospective resources evaluated in the GLJ 2013 Resources Assessment were deemed economic at the effective date of December 31, 2013.

The estimates of volumes of, and the net present value of the future net revenue attributable to, contingent resources and prospective resources in this news release are derived from the GLJ 2013 Resources Assessment.  The GLJ 2013 Resources Assessment was prepared in accordance with COGEH and NI 51-101 by GLJ, an independent qualified reserve evaluator.

A range of contingent and prospective resources estimates (low, best and high) were prepared by GLJ.  See notes 5 to 8 of following Table 11 in this section for a description of low estimate, best estimate and high estimate.

Contingent Resources

"Contingent resources" are not, and should not be confused with, petroleum and natural gas reserves. "Contingent resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

The primary contingencies which currently prevent the classification of Vermilion's contingent resource as reserves include but are not limited to:

•	preparation of firm development plans, including determination of the specific scope and timing of projects;
•	project sanction;
•	access to capital markets;
•	shareholder and regulatory approvals;
•	access to required services and field development infrastructure;
•	oil and natural gas prices in Canada and internationally in jurisdictions in which Vermilion operates;
•	demonstration of economic viability;
•	future drilling program and testing results;
•	further reservoir delineation and studies;
•	facility design work;
•	limitations to development based on adverse topography or other surface restrictions; and
•	the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future.  The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources.  Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein.

Prospective Resources

Prospective resources are not, and should not be confused with, petroleum and natural gas reserves. "Prospective resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

There is no certainty that any portion of the prospective resources will be discovered.  If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only.  Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.

Summary information regarding contingent and prospective resources and net present values of future net revenues from contingent and prospective resources are set forth below

Table 10: Company Gross and Net Contingent and Prospective Resources as at December 31, 2013 (1) (2) - Forecast Prices and Costs (3) (4)

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Oil and NGLs	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Australia	19,463	1,250	3,900	6,200	-	1,207	3,046	1,250	3,900	6,200	-	1,207	3,046
Canada	45,168	28,377	84,022	128,092	4,607	157,571	295,063	21,140	61,487	92,143	3,711	121,446	222,692
France	52,785	8,463	21,203	33,879	289	3,782	13,584	7,744	19,489	31,364	271	3,171	12,637
Ireland	-	-	-	-	-	-	-	-	-	-	-	-	-
Netherlands	160	13	41	1,112	112	199	389	13	41	1,112	112	199	389
Total	117,576	38,103	109,166	169,283	5,008	162,759	312,082	30,147	84,917	130,819	4,094	126,023	238,764

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Natural Gas	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
Australia	-	-	-	-	-	-	-	-	-	-	-	-	-
Canada	245,624	204,370	704,875	1,023,206	196,373	1,772,471	2,559,987	188,177	642,287	920,915	184,256	1,648,071	2,370,533
France	14,300	653	816	1,020	-	-	-	653	816	1,020	-	-	-
Ireland	144,638	5,807	18,780	29,587	-	-	-	5,807	18,780	29,587	-	-	-
Netherlands	81,342	6,874	21,627	40,864	130,038	242,939	480,613	6,874	21,627	40,864	130,038	242,939	480,613
Total	485,904	217,704	746,098	1,094,677	326,411	2,015,410	3,040,600	201,511	683,510	992,386	314,294	1,891,010	2,851,146

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Total Oil Equivalent	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)
Australia	19,463	1,250	3,900	6,200	-	1,207	3,046	1,250	3,900	6,200	-	1,207	3,046
Canada	86,105	62,439	201,502	298,626	37,336	452,983	721,727	52,503	168,534	245,629	34,421	396,125	617,781
France	55,168	8,571	21,339	34,049	289	3,782	13,584	7,853	19,625	31,534	271	3,171	12,637
Ireland	24,106	968	3,130	4,931	-	-	-	968	3,130	4,931	-	-	-
Netherlands	13,717	1,159	3,646	7,922	21,785	40,689	80,492	1,159	3,646	7,922	21,785	40,689	80,492
Total	198,560	74,387	233,517	351,728	59,410	498,661	818,849	63,733	198,835	296,216	56,477	441,192	713,956

Table 11: Summary of Net Present Value of Future Net Revenues as at December 31, 2013 - Forecast Prices and Costs (3)

Contingent Resources	Before Income Taxes, Discounted at (5)				After Income Taxes, Discounted at (5)
(M$)	0%	5%	8%	10%	0%	5%	8%	10%
Low Estimate (C1) (6)
Australia	46,057	30,848	24,342	20,805	10,709	4,554	2,164	950
Canada	1,338,563	750,862	547,973	448,543	1,003,891	535,982	376,779	299,666
France	500,810	299,434	225,931	188,618	328,076	183,183	131,181	105,100
Ireland	23,215	7,833	3,793	2,180	17,411	5,360	2,280	1,081
Netherlands	24,785	13,825	9,362	6,996	13,325	5,213	1,997	325
Total Low Estimate	1,933,430	1,102,802	811,401	667,142	1,373,412	734,292	514,401	407,122
Best Estimate (C2) (7)
Australia	270,083	190,153	155,779	136,973	103,615	67,961	53,278	45,456
Canada	4,757,350	2,548,856	1,810,553	1,455,506	3,567,982	1,841,038	1,268,888	995,788
France	1,219,657	706,205	527,066	438,131	799,382	433,198	307,628	246,078
Ireland	142,895	49,811	25,559	15,511	107,171	35,501	16,748	8,965
Netherlands	105,017	65,145	49,059	40,535	57,271	30,298	19,610	14,023
Total Best Estimate	6,495,002	3,560,170	2,568,016	2,086,656	4,635,421	2,407,996	1,666,152	1,310,310
High Estimate (C3) (8)
Australia	533,218	375,068	307,885	271,318	216,856	146,938	118,024	102,536
Canada	8,520,437	4,598,611	3,337,210	2,738,201	6,390,285	3,371,269	2,405,989	1,949,949
France	2,268,722	1,266,202	939,778	782,450	1,487,408	794,121	570,941	464,372
Ireland	324,184	99,583	52,899	35,341	243,138	73,269	37,734	24,313
Netherlands	287,748	191,967	152,366	131,052	157,267	95,126	69,804	56,317
Total High Estimate	11,934,309	6,531,431	4,790,138	3,958,362	8,494,954	4,480,723	3,202,492	2,597,487

Prospective Resources	Before Income Taxes, Discounted at (5)				After Income Taxes, Discounted at (5)
(M$)	0%	5%	8%	10%	0%	5%	8%	10%
Low Estimate (Pr1) (6)
Australia	-	-	-	-	-	-	-	-
Canada	492,575	236,916	154,804	116,698	369,217	167,763	104,048	74,831
France	10,422	8,547	7,634	7,097	5,484	4,069	3,398	3,011
Ireland	-	-	-	-	-	-	-	-
Netherlands	848,414	416,721	294,433	239,170	460,342	208,317	135,776	103,074
Total Low Estimate	1,351,411	662,184	456,871	362,965	835,043	380,149	243,222	180,916
Best Estimate (Pr2) (7)
Australia	106,915	64,513	48,429	40,247	43,520	25,183	18,433	15,061
Canada	11,548,288	4,767,690	2,918,816	2,131,682	8,659,120	3,427,761	2,023,953	1,434,147
France	150,457	93,762	72,020	60,756	97,837	55,234	39,133	30,889
Ireland	-	-	-	-	-	-	-	-
Netherlands	2,078,111	1,132,690	848,113	714,874	1,132,370	599,681	438,362	363,004
Total Best Estimate	13,883,771	6,058,655	3,887,378	2,947,559	9,932,847	4,107,859	2,519,881	1,843,101
High Estimate (Pr3) (8)
Australia	334,608	191,460	141,219	116,472	140,264	78,871	57,603	47,208
Canada	27,794,746	11,888,521	7,639,101	5,813,417	20,845,987	8,778,815	5,574,461	4,204,916
France	758,262	428,747	319,835	267,173	496,839	265,350	190,141	154,240
Ireland	-	-	-	-	-	-	-	-
Netherlands	4,736,149	2,635,340	1,989,491	1,684,266	2,585,545	1,421,568	1,062,681	893,256
Total High Estimate	33,623,765	15,144,068	10,089,646	7,881,328	24,068,635	10,544,604	6,884,886	5,299,620

Notes:
(1)	The contingent and prospective resource assessments were prepared by GLJ in accordance with the definitions, standards and procedures contained in the COGEH and NI 51-101. Contingent resource is defined in the COGEH as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. See "Presentation of Oil and Gas Reserves and Production Information - Contingent Resources" for the primary contingencies which prevent the classification of the resources as reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated, as at a given date, and that the resources can be profitably produced in the future. The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein. Prospective resource is defined in the COGEH are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only. Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.
(2)	GLJ prepared the estimates of contingent and prospective resources shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table.
(3)	The forecast price and cost assumptions utilized in the year-end 2013 reserves report were also utilized by GLJ in preparing the contingent resource and prospective resource assessments. See "GLJ December 31, 2013 Forecast Prices" in this Annual Information Form.
(4)	"Gross" Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net" Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in Reserves or Contingent Resources or Prospective Resources.
(5)	The net present value of future net revenue attributable to the contingent or prospective resources does not necessarily represent the fair market value of the contingent or prospective resources. Estimated abandonment and reclamation costs have been included in the evaluation.
(6)	Low estimate is considered to be a conservative estimate of the quantity of contingent (C1) or prospective (Pr1) resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those contingent or prospective resources at the low end of the estimate range have the highest degree of certainty - a 90% confidence level - that the actual quantities recovered will be equal or exceed the estimate.
(7)	Best estimate is considered to be the best estimate of the quantity of contingent (C2) or prospective (Pr2) resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those contingent or prospective resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will be equal or exceed the estimate.
(8)	High estimate is considered to be an optimistic estimate of the quantity of contingent (C3) or prospective (Pr3) resources that will actually be recovered. It is unlikely that the actual remaining quantities of contingent or prospective resources recovered will meet or exceed the high estimate. Those contingent or prospective resources at the high end of the estimate range have a lower degree of certainty - a 10% confidence level - that the actual quantities recovered will equal or exceed the estimate.

ABOUT VERMILION

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

ADVISORIES

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Fund flows from operations is considered an additional GAAP financial measure, recycle ratio and Netbacks are non-GAAP financial measures.  These are measures (as defined herein) that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS") and therefore are unlikely to be comparable with similar measures for other issuers. We define fund flows from operations as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a measure of our ability to generate cash (that is not subject to short-term movements in non-cash operating working capital) necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. As we have presented fund flows from operations in the "Segmented Information" note of our audited consolidated financial statements for the year ended December 31, 2013, we consider fund flows from operations to be an additional GAAP financial measure.  "Recycle Ratio" means a measure of capital efficiency calculated by dividing the operating netback of production by the cost of adding reserves.  "Netbacks" are per boe and per mcf measures used in the analysis of operational activities.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Anthony Marino, President & COO;
Curtis W. Hicks, Executive VP & CFO; and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:11e 03-MAR-14